JACKSON L. MORRIS

Attorney at Law
Admitted in Florida and Georgia (inactive)

October 29, 2010

Submitted via the EDGAR System

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549

Attn:  Sirimal R. Mukerjee

Re:    Bella Petrella’s Holdings, Inc.
Registration Statement on Form S-1
Amendment No. 1 filed October __, 2010
File No. 333-169145

Dear Mr. Schwall:

Thank you for your comment letter dated September 29, 2010 on the above referenced registration statement.  This letter accompanies amendment no. 1, responsive to your comments.  I have repeated below each of your specific comments "4" through "47", followed by an explanation and location of each of the registrant's responses to your comments.  The registrant is also submitting a "red lined" copy of the amendment, indicating all insertions and deletions as compared to the original filing.

General

4.   We note that you are attempting to register shares of your common stock issuable pursuant to an equity line financing arrangement with Kodiak Capital Group, LLC. As you have already offered these equity line shares to Kodiak Capital Group, LLC and you are not eligible to rely on Rule 415(a)(1)(x) or Rule 415(a)(4), you may not register this transaction as a primary offering. In addition, our accommodations with respect to the registration of equity lines as an indirect primary offering do not extend to initial public offerings or companies whose securities are not quoted on the OTC Bulletin Board or listed on a national securities exchange. Please revise the registration statement to remove references to these equity line shares. In addition, please make relevant updates to other disclosure in your document. For example, and without limitation, please update your risk factor disclosure at page 5 under the heading "Our limited liquidity and financial resources."

3116 West North A Street ® Tampa, Florida  33609-1544 ® 813–874–8854 ® Cell 813–892–5969
Fax 800–310–1695  ®  e-mail: jmorris8@tampabay.rr.com; jackson.morris@rule144solution.com
www.Rule144Solution.com

Mr. H. Roger Schwall, Assistant Director
October 29, 2010

Response:  The sale of shares to Kodiak Capital was not registered, as is clear from the “Calculation of Registration Fee” table, the cover page of the prospectus, the identification of selling stockholders and the topics “How Kodiak Will Purchase Our Capital, all references to the registrant’s planned transaction with Kodiak Capital and resale by Kodiak Capital have been removed from this registration statement, excepting Note 10 to the financial statements.  The locations at which the deletion has been made are too numerous to catalog.  Accordingly, the risk factors beginning on page 4 relating to the registrant’s liquidity, capital resources and future funding requirements have been revised to reflect the registrant has no expectation of future funding apart from the controlling stockholder’s non binding commitment to continue making capital contributions to the registrant.

Prospectus Cover Page

5.  Please limit the outside cover page to one page. See Item 501(b) of Regulation S-K.

Response:  The cover page of the prospectus has been limited to one page.

6.  We note that it appears from your disclosure that you intend to seek quotation on the OTC Bulletin Board. Please disclose the information required by Item 501(b)(3) of Regulation S-K with respect to the offering price of the securities. In that regard, because there is no existing market for the securities, your registration statement must include a price, or at least a price range. We will not object if you include the following language (where you fill in "$x.xx" with a number) on your prospectus cover page:

The selling shareholders will sell at a price of $x.xx (or a range) per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Response:  Thank you for your suggestion of language.  The registrant has included this language with a price range on the cover page of the prospectus.

7.   Please include the related page number in your cross-reference to the "Risk Factors" section as required by Item 501(a)(5) of Regulation S-K.

Response:  The page number on which the risk factor disclosure begins has been added to risk factor legend.

8.   Please prominently disclose here and in your "Prospectus Summary" section that your auditors have raised substantial doubt as to your ability to continue as a going concern.

Response:  A prominent disclosure of the going concern qualification has been added in the middle of the risk factor legend.  Because of the simplicity of the offering, the prospectus does not contain a “prospectus summary”.

Mr. H. Roger Schwall, Assistant Director
October 29, 2010

Table of Contents, page 3

9.   We note that many sections are not referenced or are incorrectly referenced in the table of  contents. Please revise to include line items and the corresponding page numbers for  each section of the prospectus. See Item 502 of Regulation S-K. For example, and  without limitation, you have not included a reference to the Plan of Operations section or  the Selling Stockholders section and your reference to the Management's Discussion and Analysis of Results of Operations and Liquidity During the Development Stage section is incorrectly referenced.

Response:  The table of contents has been revised to include all major disclosure topics, accurately identify those topics and provide accurate page numbers.

Dealer's Prospectus Delivery Obligations, page 3

10.  Please place the disclosure under this section on the outside back cover page of the prospectus. See Item 502(b) of Regulation S-K.

Response:  The disclosure regarding brokers’ prospectus delivery obligations has been relocated to the page that will be the back outside cover of the prospectus.

Summaries of Referenced Documents page 4

11.   We note your statement that the summaries of and selected information from certain documents are qualified in their entirety by the full text of the agreements and documents. Please ensure that you have disclosed all material information in your filing, and revise your filing to remove any implication that you have not done so.

Response:  Language has been added to this disclosure to express the registrant’s belief that the summaries contain all material terms of the agreements and documents.

Forward-Looking Statements, page 4

12.   Please eliminate the word "will" from your list of forward-looking statements.

Response:  The word “will” has been removed from the list of terms reflecting the future.

Risk Factors, page 4

13.   We note your statement that the risk factors you have included in your filing do not include factors or risks which may arise from general economic conditions. Please ensure that you have disclosed all the risk factors required by Item 503(c) of Regulation S-K.

Mr. H. Roger Schwall, Assistant Director
October 29, 2010

Response:  The exclusion of risks language has been expanded to reflect the excluded risks relate to all businesses in general or risks that could apply to any issuer or any offering, as is consistent with Item 503(c) of Regulation S-K.

14.   Please revise your subcaptions in your Risk Factors section to ensure that each risk factor is set forth under a subcaption that adequately describes the risk. For example, and without limitation, we note that the subcaption "Our limited liquidity and financial resources may discourage distribution channels from purchasing our products" at page 5 does not reference the risks to your ability to obtain credit on commercially reasonable terms.

Response:  The registrant submits that many of the risk factors are interrelated and could contain much repetition or cross referencing.  However, because these risk factors are in close proximity (the cited example immediately following two risk factors which describe the need for and lack of assurance in obtaining additional funding, including “In the event we are not able to obtain future funding, we may cease operations”), repetition of the information from the preceding two risk factors would seem not add materially to the disclosure of the risk factor in the cited example.

15.   Please remove mitigating language from your risk factors disclosure. For example, and without limitation, please remove from your risk factor under the subcaption "Our risk related to concentration of receivables" your statements regarding the credit rating of your primary customer.

Response:  The credit rating and other mitigating language have been removed from this risk factor.  The registrant has examined the other risk factors for language which may be deemed to be mitigating.  No such other language has been identified.

Risks Related to Our Corporation, page 5

We rely on a co-packer for all of our manufacturing needs. -page 8

16.  Please expand your disclosure to identify your co-packer. See Item 101(h)(4)(v) of
Regulation S-K.

Response:  The co-packer is identified in the subcaption, “Production of Our Products” under the caption, “Our Business”, as is appropriate to Item 101(h)(4)(v) of Regulation S-K.  At your request, the co-packer has also been identified in the referenced risk factor.

We rely on the performance of major retailers..., page 8

17.   Please reconcile the disclosure set forth under this subcaption with the disclosure that you have provided at page 15 regarding your marketing and sales.

Mr. H. Roger Schwall, Assistant Director
October 29, 2010

Response:  In view of the fact that major retailers are not at present offering the registrant’s products, this risk factor has been revised to identify the types of firms presently offering the registrant’s products.

Plan of Operations, page 11

18.  Please provide the source(s) relating to your statement that "[s]tudies indicate that certain regions in China are ready for the integration of Western foods."

Response:  This information is available from a wide variety of sources.  Rather than attempt to identify specific “studies”, which may not accurately characterize the nature of the information in any particular case, the registrant has elected to remove this information from the prospectus.

Management's Discussion and Analysis of Results of Operations..., page 11

Results of Operations page 11

19. You indicate that as of March 19, 2010, JVW Entertainment acquired approximately 80% of your issued and outstanding capital stock. However, we note your risk factor disclosure on page 4 that indicates that JVW Entertainment owns a total of 10,900,583, or approximately 65%, of your issued and outstanding shares and your statement on page F-14 that you issued 2,300,000 shares to JVW Entertainment in June 2010. Please reconcile these various statements for us by providing us with a timeline of JVW's  ownership of your company that describes the dates on which JVW acquired or sold  shares in your company, the total shares purchased or sold at each date, the total shares JVW owned and its percentage ownership following each transaction, the counterparties to such transactions, and the business purpose of each transaction.

Response:  A timeline of JVW Entertainment’s ownership and sale of the registrant’s shares is attached for your information.

Liquidity, page 12

20.  We note your disclosure that your controlling shareholder has advised you that it will continue to make contributions to your capital until such time as you have arrangements in place for acceptable funding. Please clarify whether your controlling shareholder has a binding obligation to make such contributions.

Response:  The obligation has been identified as non-binding with a maximum dollar amount stated.

Mr. H. Roger Schwall, Assistant Director
October 29, 2010

Critical Accounting Policies and Estimates, page 13

Push-Down Accounting, page 13

21.  We note your disclosure that JVW purchased 9,761,000 shares of Bella Petrella's common stock on March 19, 2010, and JVW also gave Mr. Petrella, Jr. a note for  $300,000. Please revise your disclosure to clearly indicate the total consideration JVW transferred to Mr. Petrella, Jr. to purchase the 9,761,000 shares of common stock. In this regard, your disclosure seems to imply that the $300,000 note was only part of the consideration transferred. Similar concerns apply to your disclosure in Note 2 of your financial statements.

Response:  The disclosure has been revised here and elsewhere in the prospectus to indicate the total consideration paid by JVW Entertainment to Mr. Petrella, Jr.

22.  Please revise to disclose the significant methodologies and assumptions used in the valuation of the assets and liabilities acquired by JVW.

Response:  The disclosure has been revised to explain the significant methodologies and assumptions used in the valuation of the assets and liabilities acquired by JVW.

Our Business, page 14

23.  Please revise your disclosure to clarify your relationship with Mr. Petrella, Jr.  For example, please clarify whether this is the same individual who serves as your Vice President-Sales and Marketing. If Mr. Petrella, Jr. is one of your named executive officers, please provide the disclosure regarding his compensation that is required by Item 402 of Regulation S-K.

Response:  The registrant submits that one and the same person cannot be both a “Jr.” and a “III”, as these terms are commonly used in the United States.  Notwithstanding, a sentence has been added to “Overview of Our Business” stating that Mr. Peterella, Jr. is a consultant and not member of management.

Our Management, page 17

24.  We note your statement that your executive officers are elected by, and their terms of office are at the discretion of, your board of directors "subject to [the] terms and conditions of their respective employment agreements." Please reconcile this statement with your disclosure elsewhere (e.g., at pages 6 and 18) that you do not have any employment agreements.

Response:  This disclosure has been revised to reflect that employment agreements have not been signed.

Mr. H. Roger Schwall, Assistant Director
October 29, 2010

25.  Please provide all the information required by Item 401(e) of Regulation S-K. For example, and without limitation, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that your directors or those going to become directors should serve as your directors in light of your business and structure, as required by Item 401(e) of Regulation S-K. In addition, please provide start and end dates for each position held during the past five years for each of your directors and executive officers. Please also provide the name of any corporation or other organization in which Robert Dollar's employment was carried on during the past five years.

Response:  The registrant submits that the job description provided for each director and executive officer indicates what their experience, qualifications, attributes and skills are as they relate (or do not) to the registrant’s business.  A risk factor has been added that our management does not have experience in the food products industry.  Beginning and ending dates for employment in the most recent five year period have been added.  The name of Mr. Dollar’s most recent prior employer has been provided.

26.  Please clarify whether Messrs. Petrella and Shartz attained degrees from Youngstown State University and Florida State University, respectively.

Response:  Neither Mr. Petrella III nor Mr. Shartz earned a college degree.  The registrant submits that this fact is apparent by merely stating that they attended the respective universities.  Furthermore, a comparison to the disclosure of education for the other members of management draws a clear distinction between degree earners and non-degree earners.  The registrant submits that negative disclosure regarding a failure to earn a degree would not be appropriate.

27.   We note your disclosure that Mr. Dollar is your chief financial officer on a part-time basis. Please disclose the amount of time that he devotes to your business.

Response: The percentage of his time that Mr. Dollar expects to devote to the registrant’s business has been added.

28.  Please revise your disclosure to provide all of the information required by Item 407(a) of Regulation S-K.

Response:  Information regarding director independence and identification of independent directors has been added as required by Item 407(a) of Regulation S-K.  Information regarding committees of the board (lack thereof) has been added.

Employment Agreements, page 18

Mr. H. Roger Schwall, Assistant Director
October 29, 2010

29.   We note that you plan to enter into employment agreements with management. If known, please revise your disclosure to indicate when you intend to do so. Please also confirm that you will be filing as exhibits the individual employment contracts with each named executive officer, if you enter into such agreements prior to the effectiveness of your registration statement.

Response:  Disclosure as to when the registrant expects to enter into employment agreements has been added.  This confirms that the definitive employment agreements will be filed as exhibits, by amendment, after signing.
30.   We note your disclosure at page 11-2 regarding shares issued to Kenneth Shartz for consulting fees. Please tell us why you did not disclose such shares in connection with executive compensation.

Response:  You will note that the identification of “founders’ has been reconsidered.  Mr. Shartz is now identified as a founder and the shares issued to him have been reclassified as founder’s shares.  All persons now identified as founders participated in the establishment of the registrant.

How We Compensate Our Directors, page 19

31.   Please provide the information required by Item 402(r), of Regulation S-K in the tabular format set forth in such item, or tell us why such disclosure is not required.

Response:  A table for directors’ compensation during the last fiscal year has been added, although it appears to be unnecessary in view of the fact that no directors received compensation during that period.

Related Party Transactions, page 20

32.   Please provide your basis for not including disclosure pursuant to Item 404 of Regulation S-K with respect to the consulting services agreement described in notes 6 and 9 to your financial statements and related information.

Response:  Information has been added regarding Mr. Petrella, Jr.’s consulting agreement; however, the registrant submits that this was not a related party transaction because the consulting agreement was part of the transaction negotiated by JVW Entertainment and in which Mr. Petrella, Jr. would cease to be an affiliate.

Selling Stockholders, page 21

33.   We note your disclosure that none of the selling shareholders are your directors, officers or controlling persons. Please revise your disclosure to clarify whether any of the selling stockholders had a material relationship with you or any of your predecessors within the past three years. See Item 507 of Regulation S-K.

Mr. H. Roger Schwall, Assistant Director
October 29, 2010

Response:  Please note that the selling stockholder disclosure is divided into two subsections.  One subsection deals with non affiliates.  The other subsection deals with affiliates.  A sentence has been added to the introductory paragraph stating that none of the non affiliated selling stockholders have had a material relationship with us since inception.

34.  Please revise your disclosure to include:

• the amount of shares owned by each selling shareholder prior to the offering and
• the amount and the percentage to be owned after the completion of the offering,

in each case, as required by Item 507 of Regulation S-K.

Response:  A caption has been added to the table of non affiliated selling stockholders disclosing that the shares owned and being offered are the same number.  The introductory paragraph discloses that none of the non affiliated stockholders will own any shares if they are successful in selling all shares.  With respect to non-affiliates, simply adding a column of zeros would seem unnecessary.  This information is provided in separate columns for the affiliated selling stockholders.

35.  For each of your selling shareholders that are not natural persons (e.g., JRA Consulting, James H. Porter Trust 42 Alexis Porter and Duragji Corporation), please revise your disclosure to include the name of the natural persons who have sole or shared voting or investment power. See Compliance and Disclosure Interpretations: Regulation S-K, Question 140.02 at http://www. Sec.gov/divisions/corpfin/ guidance/regs-kinterp.htm.

Response:  The names of the natural persons with voting and investment power have been added in the table.

36.  Please tell us whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer.

Response:  A sentence has been added to the introductory paragraph stating that none of the non affiliated selling stockholders is affiliated with a securities broker-dealer.

37.  Please disclose how and when each of the selling shareholders obtained their shares.

Response:  Footnotes have been added to the selling stockholder table disclosing from whom each non affiliated selling stock holder purchased the shares which they own.  All non affiliates selling stockholders are accredited investors or family members of the person from whom they acquired their shares.  The registrant submits that adding the date of acquisition to the table or elsewhere would make the disclosure unwieldy and not add materially useful investment information.

38.  We note your footnote in respect of Jackson Morris. Please also indicate that he is providing the legality opinion in connection with the shares being offered under the registration statement.

Mr. H. Roger Schwall, Assistant Director
October 29, 2010

Response:  The footnote for Mr. Morris has been expanded to state that he is providing the opinion regarding legality of the shares.

Balance Sheet, page

39.   We note you report an asset identified as Goodwill as of May 31, 2010 totaling $216,260.  Please tell us the underlying reasons you believe the acquisition of Bella Petrella's Holdings, Inc. by JVW Entertainment resulted in goodwill, and identify the items you believe led to the goodwill.

Response:  Upon the acquisition of Bella Petrella by JVW Entertainment, the Company was required to recognize deferred tax liabilities between the assigned value and the tax bases of the assets acquired in the business combination in accordance with ASC Topic 80574025. Specifically, intangible assets were acquired which are being amortized for book purposes and not tax. ASC 80574025 requires a deferred tax liability to be established for the tax effect of the difference in the basis of that intangible asset for book and tax purposes. The book basis determined upon the acquisition is $574,700 and the tax basis is $0, since the acquisition was treated as a stock acquisition for tax purposes. The associated deferred tax liability is $216,260 (tax effect at 37.63% of the book basis of the intangible assets), with a corresponding increase to Goodwill.

Statements of Operations, page F-3

40.  Please note that basic and diluted (if applicable) earnings per share should be presented on the face of the income statement, rounded to the nearest cent, in order not to imply a greater degree of precision than exists. Please revise your presentation accordingly.

Response:  The presentation of earnings per share has been rounded to the nearest cent.

Statements of Changes in Shareholders' Equity. page F-4

41.   Your statements of changes in shareholders' equity indicates you issued approximately 14.2 million founders' shares at $0.01 per share prior to March 18, 2010, and on page 4, you indicate that Joseph M. Petrella, Jr. is your founder. However, on page 11-2, you indicate that through September 1, 2010, you had issued a cumulative total of 10.6 million shares to Joseph M. Petrella, Jr. Please reconcile for us the figures you present in your statements of changes in shareholders' equity as founders shares to the shares you identify as having been issued to Joseph M. Petrella, Jr. on page 11-2.

Response:  There were four founders: Joseph M. Petrella, Jr., Joseph M. Petrella III, Kenneth Shartz, and JVW Entertainment, Inc. The disclosure on Page 4 has been revised to disclose these founders. On Page II-2, the founder shares have been identified and they total to the 14,200,600 founders’ shares on the statement of changes in shareholders’ equity.

Mr. H. Roger Schwall, Assistant Director
October 29, 2010

Note (3) Summary of Significant Accounting Policies, page F-7 Intangible Assets, page F-7

42.   Your disclosure states that "The valuations of these acquired assets in the amount of $574,700 were based on appraisals based on assumptions made by management using estimated future cash flows of the underlying business operations." However, your disclosure on page 13 within critical accounting policies states "We contracted with an independent appraisal firm to perform an analysis and provide a formal report on the value of the sauce and salsa recipes as of March 19, 2010. The report resulted in a value of the recipes of $574,000." Please modify your disclosure as necessary to clearly explain how the value of your intangible assets was determined. As part of your response, please tell us how you have considered Question 233.02 of our Securities Act Rules Compliance and Disclosure Interpretations with respect to your disclosure on page 13.

Response:  The disclosures in Note (3) on page F-7 and the disclosures under “Push-down Accounting” on page 13 have been expressed in the same terminology.

Index to Exhibits, page 11-2

43.   Please file all material contracts. See Item 601(b)(10) of Regulation S-K. In that regard, please file the registration rights agreement, the consulting services agreement and agreement not to compete with Joseph M. Petrella, Jr., and any agreements with your primary customer.

Response:  The registration rights agreement was in connection with Kodiak Capital, who is no longer a selling stockholder.  Mr. Petrella, Jr.’s consulting agreement has been added as an exhibit.  The registrant does not have an agreement with its largest customer.

Undertakings, page II-3

44.  Please revise to make sure your undertakings are consistent with those, and contain all that are, required by Item 512 of Regulation S-K. In this regard, we note, for example, that paragraph A(1)(c) does not conform to that contained in Item 512 of Regulation S-K and paragraph A(4) appears not to be contained in Item 512 of Regulation S-K.

Response:  The undertakings included in the original filing were copied from an effective registration statement for another transaction in which Kodiak Capital was involved.  The undertakings in the amendment have been directly prepared from Item 512 of Regulation S-K.

Signatures, page II-6

Mr. H. Roger Schwall, Assistant Director
October 29, 2010

45.  Please revise your signature page so that it conforms to the form of signature page contained in Form S-1. In addition, please clarify who is signing on behalf of your controller or principal accounting officer.

Response:   The signature page included in the original filing was copied from an effective registration statement for another transaction in which Kodiak Capital was involved. The signature page in the amendment has been directly prepared from Form S-1.

Exhibit 5.1

46.   We note that the legal opinion indicates that your legal counsel is "inactive." Please advise us whether he is inactive in both Florida and Georgia. We may have further comment.

Response:  Counsel is inactive only in Georgia.  He is an active member in good standing in the Florida Bar

47.  We note that the legality opinion you filed assumes "the due and proper election or appointment of all persons signing and purporting to sign the documents in their respective capacities." Please tell us why this assumption is necessary and appropriate.

Response:  This assumption has been modified to exclude company directors and officers.  It is now limited principally to public officials.

Thank you for your prompt review of Amendment No. 1.  I hope you will find the registrant’s responses fully satisfactory.

Very truly yours,

/s/ Jackson L. Morris

Jackson L. Morris

cc: Bella Petrella’s Holdings, Inc.

JVW Bella Ownership and Sales by Certificate Date

Date	# of Shares sold	# of Shares Bought or Granted	# of Shares owned by JVW	% of JVW Ownership	Total Outstanding	Counterparty

10/27/2009	0	1,600,000	1,600,000	11%	14,200,600
10/27/2009	(5,000)					Baker
10/27/2009	(40,000)					Cupini
10/27/2009	(40,000)					Mountaineer
10/27/2009	(10,000)					Dewoodi
10/27/2009	(1,500)					Flores
10/27/2009	(10,000)					Hunter
10/27/2009	(100,000)					Hutson
10/27/2009	(10,000)					Johnson
10/27/2009	(5,000)					JRA Consulting
10/27/2009	(15,000)					Zingaro
	(236,500)	1,600,000	1,363,500	9.60%	14,200,000
3/19/2010	-	9,761,000	11,124,500	78.31%	14,205,600	Purchase from Joseph Petrella, Jr.
6/28/2010	-	2,300,000	13,424,500	81.33%	16,505,600	Additional shares granted
7/6/2010	(600,000)					Daly
7/6/2010	(50,000)					Dollar
7/6/2010	(20,000)					Emerson
7/6/2010	(20,000)					Frascino, Pat & Susan
7/6/2010	(10,000)					Frascino, Jonathan
7/6/2010	(50,000)					Morris
7/6/2010	(8,000)					Poli
7/6/2010	(1,057,750)					Rockwell
7/6/2010	(6,000)					Russo
7/6/2010	(17,000)					Zingaro
	(1,838,750)		11,585,750	70.19%	16,505,600
8/11/2010	(500,000)					RSD Financial
8/11/2010	(2,000)					Anderson
8/11/2010	(35,000)					Duragji
8/11/2010	(1,000)					Flores
8/11/2010	(19,167)					FOW Ventures
8/11/2010	(30,000)					Griffin
8/11/2010	(98,000)					Mountaineer
	(685,167)		10,900,583	65.06%	16,755,600
10/14/2010	(60,333)					Mountaineer
10/14/2010	(300,000)					Rico
	(360,333)		10,540,250	62.91%	16,755,600